Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

	Actual
	2003	2004	2005	2006	2007

Net income (loss)	$(8,594)	$(28,033)	$(357)	$6,965	$(32,203)
Adjustments:
Income tax provision	8,735	30,842	19,986	27,514	37,735
Total fixed charges	41,710	46,299	40,438	36,719	38,011

Income	$41,851	$49,108	$60,067	$71,198	$43,543

Fixed charges
Interest expense	$32,490	$38,197	$32,192	$27,705	$29,701
Deferred issuance costs amortization	2,130	1,926	1,686	1,997	1,761
Imputed interest expense	7,090	6,176	6,560	7,017	6,549

Total fixed charges	$41,710	$46,299	$40,438	$36,719	$38,011

Ratio of Earnings to fixed charges	1.0	1.1	1.5	1.9	1.1